Karbonpay, LLC. (the "Company") a Texas Limited Liability Company

Financial Statements and
Independent Accountant's Audit Report

Years ended December 31, 2019 & 2020



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

Independent Auditor's Report

To Management
Karbonpay, LLC.

We have audited the accompanying balance sheets of Karbonpay, LLC as of December 31, 2020 and 2019, and the related statements of income, member equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Karbonpay, LLC as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the short year then ended in conformity with accounting principles generally accepted in the United States of America

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. Our opinion is not modified with respect to this matter.

Emphasis of Matter
The accompanying pro forma condensed financial information has not been audited or reviewed by us and no assurance is provided.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
October 5, 2021
Vincenzo Mongio

Statement of Financial Position

| | Year Ended December 31, | |
	2020	2019
ASSETS		
Current Assets		
Cash and Cash Equivalents	656	-
Total Current Assets	656	-
Non-current Assets		
Property and Equipment, net of Accumulated Depreciation	1,230	-
Total Non-Current Assets	1,230	-
TOTAL ASSETS	1,886	-
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable to Related Parties	24,345	-
Loans Related Party	5,000	-
Total Current Liabilities	24,345	-
TOTAL LIABILITIES	24,345	-
EQUITY		
Member's Capital	167,500	2,500
Accumulated Deficit	(189,960)	(2,500)
Total Equity	(22,460)	-
TOTAL LIABILITIES AND EQUITY	1,886	-

Statement of Operations

| | Year Ended December 31, | |
	2020	2019
Revenue	-	-
Cost of Sales	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	553	
General and Administrative	53,518	2,500
Research and Development	133,179	-
Depreciation	210	-
Total Operating Expenses	187,460	2,500
Operating Income	(187,460)	(2,500)
Interest Expense	-	-
Provision for Income Tax	-	-
Net Income	(187,460)	(2,500)

Statement of Cash Flows

	Year Ended December 31,	
	2020	**2019**
OPERATING ACTIVITIES		
Net Income	(187,460)	(2,500)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	210	-
Accounts Payable	24,345	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	24,555	-
Net Cash provided by Operating Activities	(162,904)	(2,500)
INVESTING ACTIVITIES		
Equipment Purchases	(1,440)	-
Net Cash provided by Investing Activities	(1,440)	-
FINANCING ACTIVITIES		
Member Contributions	165,000	2,500
Net Cash provided by Financing Activities	165,000	2,500
Cash at the beginning of period	-	-
Net Cash increase (decrease) for period	656	-
Cash at end of period	656	-

Statement of Changes in Member Equity

	Member Capital		
	$ Amount	**Accumulated Deficit**	**Total Member Equity**
Beginning Balance at 12/31/19 (inception)	-	-	-
Contributed Capital	2,500	-	2,500
Net Loss	-	(2,500)	(2,500)
Ending Balance 12/31/2019	2,500	(2,500)	-
Contributed Capital	165,000	-	165,000
Net Loss	-	(187,460)	(187,460)
Ending Balance 12/31/2020	167,500	(189,960)	(22,460)

Karbonpay, LLC
Notes to the Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

KarbonPay, LLC. ("the Company") is formed on December 31, 2019 under the laws of the State of Texas. The Company will engage in providing cloud-based payroll services to companies in different countries. Effective September 10, 2020, the Company changed its name from FingoPay, LLC to KarbonPay, LLC.

The Company will conduct an additional equity crowdfunding offering during 2021 for the purposes of raising operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

<u>Revenue Recognition</u>

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

<u>Advertising Costs</u>

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

<u>General and Administrative</u>

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

<u>Research and Development</u>

Research and Development expenses consist of costs for development of the company's core software platform by way of employees and outsourced contractors. The company has elected not to capitalize any of its external use software and all associated expenses will be recorded in Research and Development.

<u>Income Taxes</u>

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

<u>Recent accounting pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31st, 2020, the Company had outstanding loans in the amount of $5,000 and accounts payable in the amount of $24k to an owner's company. The balances are non-interest bearing and due on demand.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

See Note 3.

NOTE 6 – EQUITY

The company is a multiple-member LLC which is currently owned by multiple members. Profits and losses are allocated to each member in proportion to their pro rata capital account balance.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 5, 2021, the date these financial statements were available to be issued.

Crowdfunding – Through September 2021, the Company raised approximately $700K in a priced offering to 3rd party investors under Regulation CF. The pro forma effect resulted in an increase in cash and member capital by the same amount. See accompanying proforma financial information.

Business Acquisition – The Company acquired Target Xmart Clock, LLC's intangible assets for total cash consideration of approximately $250,000 on June 21st, 2021. See accompanying proforma financial information.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

<p style="text-align:center">KarbonPay, LLC (the "Company") a Texas Limited Liability Company</p>

<p style="text-align:center">UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION</p>

<p style="text-align:center">Year ended December 31, 2020</p>

KarbonPay, LLC (the Company) acquired Target Xmart Clock, LLC's intangible assets for total cash consideration of approximately $250,000 on June 21st, 2021. The Company financed the acquisition by raising capital of approximately $700k through regulation crowdfunding.

The following unaudited pro forma condensed combined financial statements are based on our historical consolidated financial statements and Xmart Clock, LLC 's historical consolidated financial statements as adjusted to give effect to the Company's acquisition of Xmart Clock, LLC and the related financing transactions. The unaudited pro forma condensed combined balance sheet as of December 31st, 2020 gives effect to the purchase and financing transactions that occurred in 2021 as if they had occurred on December 31st, 2020 as part of the Company's consolidated balance sheet.

The assumptions and estimates underlying the unaudited adjustments to the pro forma condensed combined financial statements are described in the accompanying notes, which should be read together with the pro forma condensed combined financial statements.

The unaudited pro forma condensed combined financial statements should be read together with the Company's historical financial statements, which are included in the Company's Form C.

Pro Forma Statement of Financial Position

Year Ended December 31, 2020

	Issuer	Acquiree	Pro Forma Adjustments	Note	Consolidated Total
ASSETS					
Current Assets					
Cash and Cash Equivalents	656	1,182	445,719	(2)	447,557
Total Current Assets	656	1,182	-		1,838
Non-current Assets					
Property and Equipment, net of Accumulated Depreciation	1,230	-	-		1,230
Goodwill	-	-	250,000	(3)	250,000
Total Non-Current Assets	1,230	-	-		1,230
TOTAL ASSETS	1,886	1,182	695,719		698,787
LIABILITIES AND EQUITY					
Liabilities					
Current Liabilities					
Accounts Payable - Related Parties	24,345	4,627	-		28,972
Loans Related Party	5,000	-	-		5,000
Total Current Liabilities	24,345	4,627	-		28,972
TOTAL LIABILITIES	24,345	4,627	-		28,972
EQUITY					
Member's Capital	167,500	-	695,719	(2)	863,219
Accumulated Deficit	(189,960)	(3,445)	-		(193,404)
Total Equity	(22,460)	(3,445)	-		(25,904)
TOTAL LIABILITIES AND EQUITY	1,886	1,182	695,719		698,787

Pro Forma Statement of Operations

Year Ended December 31, 2020

	Issuer	Acquiree	Pro Forma Adjustments	Consolidated Total
Revenue	-	59,262	-	59,262
Cost of Sales	-	6,990	-	6,990
Gross Profit	-	52,272	-	52,272
Operating Expenses				-
Advertising and Marketing	553	-	-	553
General and Administrative	53,518	23,074	-	76,592
Research and Development	133,179	-	-	133,179
Depreciation	210	-	-	210
Total Operating Expenses	187,460	23,074	-	210,534
Operating Income	(187,460)	29,198	-	(158,262)
Interest Expense	-	392	-	392
Provision for Income Tax	-	-	-	-
Net Income	(187,460)	28,806	-	(158,654)

Notes to Unaudited Pro Forma Condensed Combined Financial Information

December 31st, 2020

$USD

Note 1 — Basis of presentation

The historical consolidated financial statements have been adjusted in the pro forma condensed combined financial statements to give effect to pro forma events that are (1) directly attributable to the business combination, (2) factually supportable and (3) with respect to the pro forma condensed combined statements of operations, expected to have a continuing impact on the combined results following the business combination.

The business combination was accounted for under the acquisition method of accounting in accordance with ASC Topic 805, *Business Combinations*. As the acquirer for accounting purposes, the Company has estimated the fair value of Target Xmartclock LLC's assets acquired and liabilities assumed and conformed the accounting policies of Xmartclock, LLC to its own accounting policies.

The pro forma combined financial statements do not necessarily reflect what the combined company's financial condition or results of operations would have been had the acquisition occurred on the dates indicated. They also may not be useful in predicting the future financial condition and results of operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

Note 2 — Financing transactions

The Company completed the acquisition of Xmartclock LLC's intangible assets for approximately $250k in cash. The Company financed the purchase by issuing membership units via regulation crowdfunding in exchange for net proceeds of approximately $696k resulting in a net cash pro forma increase of $446k.

Note 3 — Preliminary purchase price allocation

The Company has performed a preliminary valuation analysis of the fair market value of Target Xmartclcok's assets and liabilities. The Company allocated all of the purchase price of $250k to goodwill. This preliminary purchase price allocation has been used to prepare pro forma adjustments in the pro forma balance sheet and income statement. The final purchase price allocation will be determined when the Company has completed the detailed valuations and necessary calculations. The final allocation could differ materially from the preliminary allocation used in the pro forma adjustments. The final allocation may include (1) changes in fair values of property, plant and equipment, (2) changes in allocations to intangible assets such as trade names, technology and customer relationships as well as goodwill and (3) other changes to assets and liabilities.